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                                                                    EXHIBIT 2.8

                                          Bingham Financial Services Corporation
                                                                31700 Middlebelt
                                                                       Suite 125
                                                      Farmington Hills, MI 48334



AT THE COMPANY:            AT THE FINANCIAL RELATIONS BOARD:
Jeffrey P. Jorissen        Mike Arneth               Stephanie Miahra
Chief Executive Officer    General Information       Analyst Inquiries
(248) 932-3100             (312) 266-7800            (415) 986-1591



FOR IMMEDIATE RELEASE
TUESDAY, FEBRUARY 17, 1998

                BINGHAM FINANCIAL SERVICES CORPORATION ANNOUNCES
                    MERGER WITH BLOOMFIELD ACCEPTANCE COMPANY

Farmington Hills, MI, February 17, 1998 - Bingham Financial Services Corporation (NASDAQ OTC Bulletin Board: BFSC), a specialty finance company, today announced that it has entered into an agreement whereby the businesses of Bingham Financial and Bloomfield Acceptance Company, a Birmingham, Michigan based originator and servicer of commercial mortgage loans, will be merged. The business combination will be effected through all stock mergers of Bloomfield Acceptance and its mortgage servicing affiliate, Bloomfield Servicing Company, with two newly-formed subsidiaries of Bingham. The closing is scheduled to occur before February 28, 1998, and is subject to customary closing conditions.

Formed in 1994, Bloomfield Acceptance is a nationwide leader on a direct basis for all classes of income-producing properties with a specialty in manufactured housing communities but including multifamily, office, retail, light industrial, hotel, nursing home, congregate care, self storage and parking properties. In 1997, Bloomfield Acceptance had originations of approximately $267 million and has originated nearly $1 billion in loans in the last four years.

"We are pleased with the addition of expertise and growth prospects presented by combining with Bloomfield Acceptance," stated Jeff Jorissen, Chief Executive Officer of Bingham Financial. "The business combination with Bloomfield Acceptance is expected to advance Bingham's business strategy in several important ways:

First - Bloomfield Acceptance adds a proven, complementary business in commercial mortgage lending, a financial services category in which Bingham wishes to operate;
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Second - Bloomfield Acceptance currently operates as a lender for manufactured home communities, which is related to Bingham's current core business;

Third - The owners and executive officers of Bloomfield Acceptance add successful, experienced capabilities in managing lending, securitization and servicing operations to Bingham's management team; and

Fourth - Opportunities to grow the historical business of Bloomfield Acceptance are expected to be significantly enhanced by Bingham's strong capital base and access to financing sources."

Dan Bober, President of Bloomfield Acceptance, said, "Our executive team and operating personnel are excited about the combination with Bingham. Bingham's current manufactured home lending business and financial strength present a natural fit and solid base for growing and expanding the combined businesses."

Bingham Financial Services Corporation is a specialty finance company whose primary business activity has been the origination of installment contracts to buyers of manufactured homes.










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